Pricing Term Sheet

Filed pursuant to Rule 433

Relating to

Preliminary Prospectus Supplement dated March 16, 2017

Prospectus dated August 5, 2015

Registration Statement No. 333-206104

$300,000,000 4.150% Notes due 2024
$400,000,000 4.500% Notes due 2027

Issuer:	Wyndham Worldwide Corporation

Expected Ratings (Moody’s / S&P / Fitch):*	Baa3 (Stable) / BBB- (Stable) / BBB- (Stable)

Trade Date:	March 16, 2017

Settlement Date:	March 21, 2017 (T+3)

	2024 Notes	2027 Notes

Title of Securities:	4.150% Notes due 2024	4.500% Notes due 2027

Principal Amount:	$300,000,000	$400,000,000

Maturity Date:	April 1, 2024	April 1, 2027

Interest Rate:	4.150% per annum	4.500% per annum

Interest Rate Adjustment:	The interest rate on the notes is subject to adjustment as described in the Preliminary Prospectus Supplement.	The interest rate on the notes is subject to adjustment as described in the Preliminary Prospectus Supplement.

Price to Public:	99.818% of the principal amount	99.775% of the principal amount

Gross Proceeds to Issuer:	$299,454,000	$399,100,000

Yield to Maturity:	4.180%	4.528%

Spread to Benchmark Treasury:	T + 185 basis points	T + 200 basis points

Benchmark Treasury:	2.125% Notes due February 29, 2024	2.250% Notes due February 15, 2027

Benchmark Treasury Price / Yield:	98-22 / 2.330%	97-18+ / 2.528%

Interest Payment Dates:	April 1 and October 1, commencing October 1, 2017	April 1 and October 1, commencing October 1, 2017

Optional Redemption Provisions:	Prior to February 1, 2024, make-whole call at any time at a discount rate of Treasury plus 30 basis points; par call at any time on and after February 1, 2024	Prior to January 1, 2027, make-whole call at any time at a discount rate of Treasury plus 30 basis points; par call at any time on and after January 1, 2027

CUSIP / ISIN:	98310WAP3 / US98310WAP32	98310WAN8 / US98310WAN83

Joint-Book Running Managers:	J.P. Morgan Securities LLC	J.P. Morgan Securities LLC
	Deutsche Bank Securities Inc.	Deutsche Bank Securities Inc.
	Wells Fargo Securities, LLC	Wells Fargo Securities, LLC
	Goldman, Sachs & Co.	Goldman, Sachs & Co.
	Merrill Lynch, Pierce, Fenner & Smith	Merrill Lynch, Pierce, Fenner & Smith
	Incorporated	Incorporated

Senior Co-Managers:	MUFG Securities Americas Inc.	MUFG Securities Americas Inc.
	SunTrust Robinson Humphrey, Inc.	SunTrust Robinson Humphrey, Inc.

Co-Managers:	Academy Securities, Inc.	Academy Securities, Inc.
	BB&T Capital Markets, a division of BB&T Securities, LLC	BB&T Capital Markets, a division of BB&T Securities, LLC
	BBVA Securities Inc.	BBVA Securities Inc.
	Credit Suisse Securities (USA) LLC	Credit Suisse Securities (USA) LLC
	Scotia Capital (USA) Inc.	Scotia Capital (USA) Inc.
	U.S. Bancorp Investments, Inc.	U.S. Bancorp Investments, Inc.

Use of Proceeds:

The issuer intends to use the net proceeds of this offering for general corporate purposes, which may include working capital, capital expenditures, acquisitions, stock repurchases or repayment of outstanding commercial paper or other borrowings.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Credit ratings are subject to change depending on financial and other factors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Deutsche Bank Securities Inc. toll free at 1-800-503-4611 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.